VIA EDGAR

April 21, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall
Assistant Director, Natural Resources

Re:	Lonestar Resources US Inc.
Amendment No. 2 to Registration Statement on Form 10-12(b)
Filed March 24, 2016
File No. 001-37670

Dear Mr. Schwall:

Set forth below are the responses of Lonestar Resources US Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 14, 2016, with respect to the Company’s registration statement on Form 10-12(b) filed with the Commission on December 31, 2015, as amended by Amendment No. 1 filed with the Commission on February 16, 2016 and Amendment No. 2 filed with the Commission on March 24, 2016 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  Five marked copies of Amendment No. 3 will be hand delivered to you to show all changes made to the version of the Registration Statement filed on March 24, 2016.

For your convenience, each response below is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 3, unless otherwise indicated.

Business, page 8

Development of Proved Undeveloped Reserves, page 14

1.              We note the disclosure of the changes to your proved undeveloped (“PUD”) reserves. During 2014, you converted 1,576 MBOE of PUD reserves to proved developed status with the capital expenditure of $34.2 million, a unit cost of $21.70/BOE. During 2015, you converted 3,434 MBOE of PUD reserves with the expenditure of $49.4 million, a unit cost of $14.39/BOE. The third party reserve report, Exhibit 99.3, presents a future PUD development cost of $285 million projected for 2016-2020 to develop 26.9 MMBOE for a unit cost of $10.59/BOE. A slightly higher development cost ($289 million) is also incorporated in the standardized measure calculation on page F-29. Please explain the reasons for this lower five year unit cost including significant line item changes. Given that proved reserves are required to be economically producible “under existing economic conditions”, we would expect these conversion costs to reflect the levels you have incurred.

Response:  We acknowledge the Staff’s comment and have provided, on a supplemental basis, a detailed analysis in respect of our PUD development costs, which includes, among other things, a well-by-well analysis to illustrate the mathematical calculations associated with Company-specific factors.

As the Staff points out, our third party reserve report presents a future PUD development cost of $285 million projected for 2016-2020 to develop 26.9 MMBOE for a unit development cost of $10.59/BOE. We note that the $289 million incorporated in the standardized measure calculation on page F-29 includes approximately $4 million of net plugging and abandonment costs.  Directly related to the Staff’s comment, there are a few significant factors that reduce our unit development costs from $14.39 per BOE incurred over the course of 2015 to $10.60/BOE incorporated in the future development costs for 2016-2020.  Continued reductions in energy service costs are a significant factor in current well development costs, including reductions in all facilities costs, casing costs, contract drilling costs, and notably, fracture stimulation costs. These cost reductions are generally being enjoyed by any active operator who negotiates actively with its vendors and maintains activity.  Additionally, there are two factors which are highly specific to changes in our PUD inventory.  First, 33 of the 36 PUD’s added to our 2015 Proved reserves are associated with 8,000-foot laterals, which have substantially higher reserves per well than our 2014 reserves (and as a result, lower unit development costs). Lastly, our Horned Frog property, where it added 11 PUD’s at year-end 2015, are the first property booked in the Gas Condensate Window.  We detail the specifics of the bookings at Horned Frog in the supplemental materials, however generally speaking unit development costs in gassier plays are materially lower than those in oily plays, and this is certainly the case at Horned Frog.

2.              Your response to our prior comment 3d) included “LONESTAR TOP 5 PUDS”. On page 24, we note the subject horizontal PUD location has been mapped with a recovery factor (proved oil EUR/lateral length) that is 9% larger than its southwest productive immediately adjacent offset and 57% larger than its northeast productive immediately adjacent offset, respectively. Please explain the reasons for your procedures here in this regard. Refer to the definition of “reasonable certainty” at Rule 4-10(a)(24) of Regulation S-X. Identify for us any other PUD locations that have been assigned recovery factors materially greater than that presented by the productive immediately adjacent offset wells.

Response:  All of our Eagle Ford Shale reserves are independently estimated by W.D. Von Gonten & Co. (“Von Gonten”), our third party reserve engineer, using SEC guidelines.  In forecasting EUR’s for remaining PUD locations, Von Gonten selected a series of wells that incorporated some or all of the best practices for field development that we have developed over the past five years.  We also believe that Von Gonten has a significant amount of localized knowledge about this area because it provides engineering services for working interest owners on leases that are contiguous to our Beall Ranch property, and has the benefit of what we believe to be a substantial amount of well performance data on those leases which provide insight into our Beall Ranch property.  For clarity, analogous wells are analyzed and incorporated into Von Gonten’s analysis not only through evaluation of offsetting EUR’s per lateral foot, but also assessing several detailed technical criteria that can materially influence individual well performance.  Please note that all of the recoveries on page 24 that you cite are technical EUR’s (Recovery to 1 Barrel of oil per day). Economic reserves listed in the one-line summaries will be modestly lower, owing to economic limits.

•                                          Progression Towards Best Practices- In its early development of Beall Ranch, we drilled and completed wells at Beall Ranch using what we believed to be best practices at the time.  We had a fairly large (50’) target within the Eagle Ford Shale section, but generally focused on a high resistivity portion of the Lower Eagle Ford.  We drilled our first set of wells (#1H-3H) in 2011, which have an average EUR of 44 bo/ft. In 2012, we increased proppant concentrations in its frac jobs from >1,000 #/ft to ~1,500 #/ft, which resulted in considerably better wells- collectively, the #11H-#13H and #17H-19H wells have an average EUR of >79 bo/ft.  Using the same geo-steering parameters (50’ target), we drilled two sets of inferior wells (the #5H-#9H in 2013) and (#32H-#34H in 2014). These wells have average EUR’s of 58 bo/ft. This “step backward” in terms of well performance caused us to re-evaluate all of the wells we had drilled and completed.  As part of our growth, we added highly capable and specialized geoscientists and fracture stimulation engineer to our technical team in early 2015.  These technical employees have accelerated the refinement of our drilling and completion procedures, which incorporated more sophisticated geoscience data (geological, geophysical, and geochemical), and substantial advancements in quadruple combo logging through our laterals, which combined with improved fracture stimulation techniques have materially improved the EUR’s associated with our newer wells (#26H-28H and #20H-22H).  We believe, as does Von Gonten, that continued implementation of these practices will yield similar benefits to future development wells at Beall Ranch. The development of best practices, and their effect on EUR’s/foot include:

•                                          Improved Geo-Steering Targets- We have made what we believe to be considerable improvements in drilling operations at Beall Ranch to understand the specific geo-targets that yield the best reserve recoveries.  As discussed above, more aggressive fracture stimulation procedures in 2012 resulted in significant improvements in well performance. Our #5H-9H in 2013 and #32-34H wells represented a step backward in terms of well performance, despite applying our fracture stimulation improvements.  Our detailed field study evaluated EUR’s for each well and correlated them with stage positioning for each well within our 50-foot drilling window.  This study uncovered a strong correlation between productivity/EUR and a specific 25-foot geo-target within our original 50-foot window.  This narrower geotarget was confirmed by a third party log analysis of the pilot hole drilled in our #12H well.  In 2015, we drilled and completed the #26H-28H wells and targeted this narrower, high-productivity geo-target within the Eagle Ford Shale section.  We were successful in keeping 99% of each of these three laterals in this narrower geotarget.  We also ran “thru-bit” logs through the lateral to confirm our analysis that this zone provided improved combinations of reservoir quality and fracture stimulation conductivity.  Von Gonten’s analysis of the production history of the #26-28H wells caused an upgrade of EUR’s to 88 bo/ft. Our recently completed #20H-22H, which have been online for @40 days, are following Von Gonten’s PUD EUR of 85 bo/ft.

•                                          Improved Completion Practices- Both Lonestar and the industry have made significant strides in optimizing a variety of key variables in the completion and fracture stimulation process.

•                  Proppant Per Foot- The most ubiquitous improvement is the introduction of larger volumes of proppant per perforated foot in our laterals.  Increased proppant concentrations are broadly demonstrated to increase oil and gas recoveries.  At Beall Ranch, Lonestar has increased average sand quantities from 964 lbs/ft on wells #1-4H to current levels of an average of 1,500 lbs/ft.

•                  Engineered Completions- The standard in the industry has been to set perforations geometrically at regular intervals for individual frac stages. Wells #1H — 9H, Wells #11H-13H, #17H-19H and #32H-34H were all completed with geometric frac stages with spacing ranging from 350’ to 300’ per stage.  More recently, we have employed what we believe to be reliable third party thru-bit lateral logs to perform comprehensive assessments of lithological, stress characteristics and rock mechanics information to more selectively place perforations in a non-geometric fashion and create effective stage spacing of 150’ to

200’.  We have utilized these technologies on its #26H-28H and #20H-22H well with considerable success.

•                  Implementation Of Resin Coated Sand- We have come to believe that use of resin-coated sand or similar late-stage tail-in products reduces sand migration during flowback and prevents loss of frac-pack into the wellbore when offset wells are fracture stimulated. We utilized resin-coated sand on its earlier wells (#1H-3H, #11H-13H, #17H-19H) and then moved away from it in an effort to save costs on the #4H-9H wells. Failure to employ resin-coated sands on the #4H-9H caused considerable long-term production interruptions and potential damage to recoveries. Since reinstituting resin-coated sand and/or similar products, long-term production disruptions have ceased.

Our understanding is that Von Gonten developed two models for forecasting the “Western” and “Eastern” PUD’s at Beall Ranch, but also considered well-specifics which generally explain underperformance.

•                                          Western PUD’s- Von Gonten used the 11H, 12H, 13H, 17H, 18H, 26H, 27H and 28H wells to develop its analog for the Western PUD’s (20H, 14H, 15H, 16H), as these wells are most proximate, and have utilized some or all of our current best practices. The average technical EUR for these 8 wells if 85 bo/ft.  Use of single direct offsets cuts both ways.  Please note that if Von Gonten were to have used only the direct offsets to the #16H, (#17H- 90 bo/ft and #28H- 96 bo/ft) the #14H well would have an EUR of 93 bo/ft.

•                                          Eastern PUD’s- Von Gonten used the 11H, 12H, 13H, 17H, 18H, 26H, 27H and 28H wells which it used for its Western PUD analog and also added the #32-34H to calculate its EUR of 77 bo/ft for the #10H well.  We believe that Von Gonten took some well-specific details to discount the results of the directly-offsetting #9H well (see below).

•                                          Well-Specific Well Issues Which Impair Recoveries-  In performing its forecasts, Von Gonten also takes into consideration well-specific factors that negatively affect well performance but should not affect recoveries in future PUD’s.  In certain circumstances, and particularly on older wells, we experienced some poor execution by third party vendors on frac jobs and experienced mechanical issues which left materials in the hole with impair oil and gas recoveries. These issues are taken into consideration when examining performance of individual PDP wells making PUD estimates.

•                  Drillout Issues- In certain circumstances on older generation wells, plugs cannot be drilled out (including the #9H well), leaving reserves behind perforations and causing poorer well performance.

•                  Poor frac execution- While frac jobs are always complex, we experienced poor operational performance from its third party vendor when fracture stimulating its #4H through 9H wells, but particularly the 9H well.  As an example, several factors impaired the performance of the offsets to the #10H wells mentioned in the Staff’s comment:

•                  #9H Well- The #9H, the immediate northeast offset, was completed in July, 2013, and had several factors which impaired its EUR.

•                  No Resin-Coated Sand- As a cost-saving measure at the time, the #9H was part of the group of wells that did not utilize resin coated sand in the completion to control future sand production.  All other wells at Beall Ranch utilized resin-coated sand or similar products.  The decision to not use resin coated sand on these wells also has been evident during production operations.  We have had sand flow back issues which have required us to clean out this well two times.

•                  Geosteering- Drilled prior to the benefit of our current knowledge of optimum geo-target, the geo-steering for this well was poor, with 35% (2,592’ of the lateral (from 7,406’ — 4,814’) drilled significantly outside the target interval currently recognized as optimal.  By contrast, our last 6 wells completed subsequent to the #9H well are on average of 95% in target.

•                  Ineffective Frac Execution- Seven stages, encompassing 1,920 perforated feet, encountered problems during fracture pumping stages.  Generally, they are problems created by landing the lateral in a section of the Eagle Ford Shale with poor rock properties (not in our current geo-target).  In summary these problems were:

•                  1 stage would not break down at all;

•                  1 stage guns could not be pumped to desired depth;

•                  2 stages screened out;

•                  3 stages did not pump desired concentrations; and

•                  1 plug left in hole

Financial Statements

General

3.              We have read your response to prior comment 1 and continue to believe that financial statements for Lonestar Resources Limited are required. Accordingly, revise your filing to include these financial statements. If you would like to request a waiver of the requirement to provide these financial statements, you may do so at the following web location:

https://www.sec.gov/cgi-bin/corp_fin_interpretive

Response:  We acknowledge the Staff’s comment and have filed the financial statements for Lonestar Resources Limited as part of Amendment No. 3.  Please see pages F-1 through F-30.

Notes to Consolidated Financial Statements, Page F-8

Supplemental Information on Oil and Natural Gas…, Page F-26

Net Proved Reserve Summary, Page F-28

4.              We note the significant additions during 2015 to your proved reserves due to new discoveries/extensions, +16.5 MMBOE, and the significant reductions during 2015, -7.2 MMBOE, due to revisions of previous estimates. FASB ASC Paragraph 932-235-50-5 requires “appropriate explanation of significant changes” for line items in the reconciliation of your disclosed proved reserves. Please amend your document to explain the details/circumstances of these changes to comply with FASB ASC 932.

Response:  We acknowledge the Staff’s comment and have revised our disclosure to provide tables showing significant changes to both our Proved Developed and Proved Undeveloped reserves, as well as commentary to accompany these tables. Please see page 14.

Exhibit 99.6

5.              Your third party report, Exhibit 99.6, includes possible oil reserves without any disclosure in the filing as required by Item 1202 of Regulation S-K. Please include such disclosure pertaining to possible reserves or include a third party report without possible reserves figures.

Response: We acknowledge the Staff’s comment, and have filed a revised Exhibit 99.6 that excludes possible reserves figures.

* * * * *

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (817) 921-1889 or William D. Davis II of Baker & McKenzie LLP at (713) 427-5000.

Very truly yours,

LONESTAR RESOURCES US INC.

By:	/s/ Frank D. Bracken, III
Name:	Frank D. Bracken, III
Title:	Chief Executive Officer

cc:	Jerard Gibson (Securities and Exchange Commission)
Joseph Klinko (Securities and Exchange Commission)
Karl Hiller (Securities and Exchange Commission)
Doug Banister (Lonestar Resources US Inc.)
William D. Davis II (Baker & McKenzie LLP)
Andrew S. Reilly (Baker & McKenzie LLP)